UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

GLOBAL NUTECH, INC.

___________________________________________________________________________

(Name of Issuer)

Common Stock, $0.00001 par value per share

___________________________________________________________________________

(Title of Class of Securities)

37950U204

__________________________________________________________________________

(CUSIP Number)

Craig Crawford, Executive Vice President

Global NuTech, Inc.

1602 Old Underwood Road

La Porte, TX 77571

(281) 867-8400

__________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

January 1, 2012

__________________________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

CUSIP No. 37950U204

SCHEDULE 13D

1	Names of Reporting Persons: David D. Mathews

2	Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [ ]

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: 15,567,806 (See Items 3 and 5 herein below) 8. Shared Voting Power -0- 9. Sole Dispositive Power 15,567,806 (See Items 3 and 5, herein below) 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially owned by Each Reporting Person 15,567,806

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SCHEDULE 13D

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 26.08%

14.	Type of Reporting Person IN

CUSIP No. 37950U204

SCHEDULE 13D

Item 1. Security and Issuer

This statement (this “Statement”) relates to shares of common stock, par value $0.00001 per share (“Common Stock”), of Global NuTech, Inc., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is located at 1602 Old Underwood Road, La Porte, TX 77571.

Item 2. Identity and Background

(a) This Statement on Schedule 13D is filed by on behalf of David D. Mathews (the “Reporting Person”).

(b) The business address of the Reporting Person is 1602 Old Underwood Road, La Porte, TX 77571.

(c) The Reporting Person is a director, President and Chief Executive Officer of the Issuer identified in Item 1 above.

(d)-(e) During the last five (5) years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On December 30, 2011, the Reporting Person was appointed to serve as a director and Chief Executive Officer of the Issuer. Subsequently, effective January 1, 2012, the Reporting Person and the Issuer entered into an employment agreement (the “Employment Agreement”) which, among other things, provided for the issuance of 15,667,806 shares of Common Stock (the “Shares”) to the Reporting Person as compensation for serving as Chief Executive Officer of the Issuer. Pursuant to the terms of the Employment Agreement, the 15,667,806 shares of the Common Stock were restricted and issued pursuant to an exemption from registration. Also, pursuant to the terms of the Employment Agreement, the Shares vest as follows: 5,222,602 shares on January 15, 2012, 5,222,602 shares on January 15, 2013 and 5,222,602 shares on January 15, 2014. In the event of a change of control or sale of the Issuer, all remaining unvested Shares shall immediately vest. If the Reporting Person's employment with the Issuer is terminated for cause (as defined in Section 3.4(a)) of the Employment Agreement, all of the Shares shall be forfeited and returned to the Issuer. For additional information regarding the

CUSIP No. 37950U204

Employment Agreement, reference is made to the Issuer’s Current Report on Form 8-K which was filed with the Securities and Exchange Commission on December 30, 2011 and contains a copy of the Employment Agreement as Exhibit 10.4 thereto.

Item 4. Purpose of Transaction

The Reporting Person acquired the Shares as a restricted stock award under the Employment Agreement. See Item 3, above for further information on the transaction. The Reporting Person has no plans which would relate to or result in:

ñ	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
ñ	An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;
ñ	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
ñ	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
ñ	Any material change in the present capitalization or dividend policy of the Issuer;
ñ	Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote required by Section 13 of the Investment Company Act of 1940;
ñ	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
ñ	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered securities association;
ñ	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
ñ	Any other action similar to those enumerated above;

Provided that, the Reporting Person reserves the right to take any action enumerated above in the best interests of the Issuer in his role as a member of the board of directors and an officer of the Issuer.

Item 5. Interest in Securities of the Issuer.

(a) Prior to acquiring the Shares, the Reporting Person did not beneficially own any outstanding Common Stock of the Issuer. As a result of acquiring the Shares, the Reporting Person owns 15,667,806 shares of Common Stock which represent 26.08% of the issued and outstanding shares of Common Stock as of the date hereof,

CUSIP No. 37950U204

(b) The Reporting person has the sole power to vote and to dispose of 15,667,806 shares, of 26.08% of the Common Stock of the Issuer, subject to the restrictions described in Item 3, above.

(c) The Reporting Person has not effected, within the last sixty (60) days, any transactions involving the Shares other than those which are the subject of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in Item 3, above, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

EXHIBIT	DESCRIPTION	LOCATION

10.1	Employment Agreement by and between the Issuer and David Mathews	Incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 30, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2012

/s/ David D. Mathews
David D. Mathews